UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: July 17, 2018	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock  Exchange  of Hong  Kong Limited take no responsibility for the contents of this  announcement,  make  no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(incorporated in the Cayman Islands with limited liability)

(Stock  Code: 981)

CENTRALISED FUND MANAGEMENT AGREEMENT AND FRAMEWORK AGREEMENT WITH SEMICONDUCTOR MANUFACTURING SOUTH CHINA CORPORATION

References are made to the announcement dated 30 January 2018, the circular dated 6 March 2018 and the poll results announcement dated 27 March 2018 of the Company    in relation to  the proposed capital contribution and deemed disposal of equity interest  in SMSC, a joint venture and a subsidiary of the Company under the Joint Venture Agreement. According to the terms of the Joint Venture Agreement, China IC Fund shall complete the Contribution prior to 30 June 2018. On 29 June 2018, the Contribution was completed and China IC Fund now holds approximately 24.71% of equity interest in SMSC.

CENTRALISED FUND MANAGEMENT AGREEMENT

The Company announces that on 1 June 2017, the Company and its subsidiaries, SMIC Beijing and SMSC entered into the Centralised Fund Management  Agreement,  pursuant to which: (i) the Company will procure its wholly-owned subsidiary SMIC Beijing to carry out centralised management of the Company’s RMB fund and foreign exchange in accordance with the relevant PRC laws and regulations; and (ii) SMSC    and its Controlling Subsidiaries will participate in the Company’s centralised fund management system, which will be managed by SMIC Beijing in accordance with the relevant PRC laws and regulations. The Centralised Fund Management Agreement is with a term commenced on 1 June 2017 and ending on 31 December 2020.

*	For identification purposes only

FRAMEWORK AGREEMENT

The Company announces that on 11 June 2018, the Company and its subsidiaries,  SMSC entered into the Framework Agreement in relation to the supply of goods, rendering of or receiving services, leasing of assets, transfer of assets, provision of technical authorisation or licensing and provision of guarantee. The Framework Agreement is with a term commenced on 26 April 2018 and ending on 31 December 2019.

LISTING RULES IMPLICATIONS

The Centralised Fund Management Agreement and the Framework Agreement were entered into by the parties at a  time when SMSC was not a  connected person. Due to  the completion of the Contribution by China IC Fund (which indirectly holds approximately 14.82% equity interest in the Company and is therefore a connected person of the Company at the issuer level) in approximately 24.71% equity interest in SMSC as disclosed in the Company’s announcement dated 30 January 2018, SMSC has therefore become a connected subsidiary of the Company as defined  under  Rule 14A.16 of the Listing Rules, and is thus a connected person of the Company. The Centralised Fund Management Agreement, the Framework Agreement and the transactions contemplated thereunder constitute continuing transactions which have subsequently become continuing connected transactions upon the completion of the Contribution by China IC Fund.

This announcement is made pursuant to Rule 14A.60 of the Listing Rules, which requires the Company to comply with the annual review and disclosure requirements  and re-comply with all applicable connected transaction requirements upon renewal or variation of the Centralised Fund Management Agreement or the Framework Agreement (as the case maybe).

References are made to the announcement dated 30 January 2018, the circular dated 6 March 2018 and the poll results announcement dated 27 March 2018 of the Company in relation to the proposed capital contribution and deemed disposal of equity interest in SMSC, a joint venture and a subsidiary of the Company under the Joint Venture Agreement. According to the terms of the Joint Venture Agreement, China IC Fund shall complete the Contribution prior to 30 June 2018. On 29 June 2018, the Contribution was completed and China IC Fund now holds approximately 24.71% of equity interest in SMSC.

CENTRALISED FUND MANAGEMENT AGREEMENT

The Company announces that on 1 June 2017, the Company and its subsidiaries, SMIC Beijing and SMSC entered into the  Centralised Fund  Management Agreement, pursuant to which: (i) the Company will procure its wholly-owned subsidiary SMIC  Beijing to carry out centralised management of the Company’s RMB fund and foreign exchange in accordance with the relevant PRC laws and regulations; and (ii) SMSC and its Controlling Subsidiaries will participate in the Company’s centralised fund management system, which will be managed by SMIC Beijing in accordance with the relevant PRC  laws and regulations.

Summary of Principal Terms of the Centralised Fund Management Agreement

Execution Date:	1 June 2017

Effective Period:

Effective from 1 June 2017 or the date when all the necessary approvals required under the applicable law, the articles of association of the parties and the requirements of the Stock Exchange and the New York Stock Exchange, Inc. are obtained, whichever is later, and ending on 31 December 2020.

Parties	(i) the Company;

(ii) SMIC Beijing, a wholly-owned subsidiary of the Company; and

(iii) SMSC, a subsidiary of the Company.

Centralised Fund Management Agreement CCT

The Centralised Fund Management Agreement CCT will include the following:

1.	Internal Deposit Services (the ‘‘Internal Deposit Services’’)

SMIC Beijing provides deposit services and pays interest to SMSC.

2.	Collection and Payment Services and Foreign Exchange Services (the ‘‘Collection and Payment Services and Foreign Exchange Services’’)

SMIC Beijing serves as the platform for centralised collection and payment activities and foreign exchange activities of the Group. SMSC may carry out such activities by itself or through SMIC Beijing.

3.	Internal Loan Services (the ‘‘Internal Loan Services’’)

SMIC Beijing provides internal loan services to SMSC in accordance with PRC laws, regulations and policies.

4.	Provision of Letter of Credit Services (the ‘‘Provision of Letter of Credit Services’’)

The Company utilizes its overseas credit lines to provide letter of credit on behalf of SMSC for importing equipment in accordance with PRC laws, regulations and policies.

5.	Other Financial Services (the ‘‘Other Financial Services’’)

SMIC Beijing provides other financial services to SMSC in accordance with PRC laws, regulations and policies.

Pricing

The price of the services provided by SMIC Beijing to SMSC contemplated under the Centralised Fund Management Agreement will be fair in the context of connected transactions and determined according to the market principle on an arm’s length basis, and will be subject to compliance with regulatory requirements of  the Stock  Exchange and relevant requirements for connected transactions that are applicable to the parties.

1.	Internal Deposit Services

The terms in respect of the Internal Deposit Services provided by SMIC Beijing to SMSC will be on normal commercial terms or better, in the  ordinary  and  usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, subject to the relevant provisions of PRC laws and regulations.

2.	Collection and Payment Services and Foreign Exchange Services

The terms in respect of the Collection and Payment Services and Foreign Exchange Services provided by SMIC Beijing to SMSC will be on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests   of the Company and the Shareholders as a  whole, subject to  the  relevant provisions of PRC laws and regulations.

3.	Internal Loan Services

The terms in respect of the Internal Loan Services provided by SMIC Beijing to  SMSC will be on normal commercial terms or better, in the  ordinary  and  usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, subject to the relevant provisions of PRC laws and regulations.

4.	Provision of Letter of Credit Services

The terms in respect of the Letters of Credit Services provided by the Company to SMSC will be on normal commercial terms or better, in the  ordinary  and  usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, subject to the relevant provisions of PRC laws and regulations.

5.	Other Financial Services

The terms in respect of the Other Financial Services provided by SMIC Beijing to SMSC will be on normal commercial terms or better, in the  ordinary  and  usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, subject to the relevant provisions of PRC laws and regulations.

Payment

The consideration for the transactions contemplated under the Centralised Fund Management Agreement will be paid in accordance with the separate  agreements entered into between SMIC Beijing and SMSC, the terms of which will be on normal commercial terms or better.

Termination

SMSC may terminate the Centralised Fund Management Agreement by three months’  prior written notice to the Company. Two months before the expiry date of the  Centralised Fund Management Agreement, the parties will negotiate whether to renew or terminate the Centralised Fund Management Agreement.

Other Terms

The terms of the Centralised Fund Management Agreement are subject to applicable laws and regulations including the requirements of any regulatory authorities (including but   not limited to the Stock Exchange and the New York Stock Exchange, Inc.).

SMSC’s participation in the centralised fund management system of the Company does  not alter its existing rights to its own funds. The rights to own, use, approve and benefit from SMSC’s funds remains with SMSC.

FRAMEWORK AGREEMENT

The Company announces that on 11 June 2018, the Company and its subsidiaries, SMSC entered into the Framework Agreement in relation to  the supply of goods, rendering of    or receiving services, leasing of assets, transfer of assets, provision of technical authorisation or licensing and provision of guarantee. The  Framework  Agreement  is  with a term commenced on 26 April 2018 and ending on 31 December 2019.

Summary of Principal Terms of the Framework Agreement

Execution date:	11 June 2018

Effective period:	Commenced on 26 April 2018 and ending on 31 December 2019. Two months before the expiry date of the Framework Agreement, the parties will consider whether to renew the Framework Agreement.

Parties:	(i) the Company on behalf of itself and its subsidiaries (other than SMSC); and

(ii) SMSC

Framework Agreement CCT

The Framework Agreement CCT will include the following:

1.	Purchase and sale of spare parts, raw materials, photomasks and finished products;
2.

Rendering of or receiving services, including, without limitation, (a) processing and testing service; (b) sales service; (c) overseas market promotion and customer service; (d) procurement service; (e) research, development and experiment support service; (f) comprehensive administration, logistics, production management, IT and other service; and (g) water, electricity, gas and heat provision service;

3.	Leasing of assets, such as plant, office premises and equipment;
4.	Transfer of assets;
5.	Provision of technical authorisation or licensing as well as the sharing of research and development costs; and
6.	Provision of guarantee by Group A for SMSC’s financing activities.

Pricing

The price of the Framework Agreement CCT will be determined in accordance with the following general principles (in ascending order):

(1)	the price prescribed or approved by state or local price control department (if any);
(2)	a reasonable price in accordance with the industry guided price;
(3)

the comparable local market price, which shall be determined after arm’s length negotiation between both parties with reference to (a) the market price charged by independent third parties for comparable product or services at the same time and in the same region; and (b) the  lowest quotation that the purchaser can  obtain by  way  of public tender;

(4)

where there is no comparable local market price, the price based on the principle of cost plus a fair and reasonable profit rate, being the aggregate sum of (a) the actual reasonable cost; and (b) a fair and reasonable profit rate;

(5)

where none of the above general pricing principles are applicable, the price determined by other reasonable means as agreed upon by both parties on  the  condition that the relevant costs are identifiable and are allocated to each party involved on a fair and equitable basis.

Where general pricing principles (2) to (5) apply, to the extent possible, each of Group A and SMSC will obtain at least two quotations or tenders from independent third parties before agreeing upon the applicable price.

Based on  the above general principles and the actual circumstances when entering into   the Framework Agreement, the parties further agree to the following specific pricing policies for the Framework Agreement CCT. If  any particular Framework Agreement  CCT is not covered by the following policies, or any of the following policies is no longer applicable, the parties will use the above general principles to determine the price for the relevant transaction.

Types of Framework Agreement CCT	Pricing policy

I. Purchase and sale of goods (‘‘Type I CCT’’)

1. Purchase and sale of spare parts between Group A and SMSC	The market price of spare parts, with the relevant transportation fees borne by the purchaser, with reference to market price (see general pricing principle (3) above)

2. Purchase and sale of raw materials between Group A and SMSC	The market price of raw materials, with the relevant transportation fees borne by the purchaser, with reference to market price (see general pricing principle (3) above)

3. Purchase of photomasks by SMSC from Group A	With reference to market price (see general pricing principle (3) above)

4. Sales of finished products by SMSC to Group A, which will resell such finished products to third-party customers	With reference to market price (see general pricing principle (3) above)

II. Rendering of or receiving services (‘‘Type II CCT’’)

1. Mutual rendering of processing and testing service due to Group A and SMSC’s production capacity limits of certain types of products	With reference to market price (see general pricing principle (3) above)

2. Provision of sales service by Group A to SMSC

Cost plus a fair and reasonable profit rate in line with the industry (see general pricing principle (4) above) based on allocation of the sales expenses according to the revenue from the sales plus a  subsequent profit rate  of 8%

3. Rendering of overseas market promotion and customer service by Group A to SMSC

Cost plus a fair and reasonable profit rate in line with the industry (see general pricing principle (4) above), based on allocation of the sales expenses according to the revenue from the sales plus a  subsequent profit rate  of 8%

Types of Framework Agreement CCT	Pricing policy

4. Rendering of procurement service by Group A to SMSC

Cost plus a fair and reasonable profit rate in line with the industry (see general pricing principle (4) above), based on allocation of labour cost and relevant resources consumption according  to working  hours  or workload plus a subsequent profit rate of 5%, or with reference to market price provided by independent third parties

5. Provision of research, development and experiment support service by Group A to SMSC	With reference to market price (see general pricing principle (3) above)

6. Rendering of comprehensive administration, logistics, production management and IT service by Group A to SMSC

Cost plus a fair and reasonable profit rate in line with the industry (see general pricing principle (4) above), based on allocation of labour cost and relevant resources consumption  according  to  the proportion of working hours or workload plus a subsequent profit rate of 5%, or with reference to market price provided by independent third parties

7. Provision of water, electricity, gas and heat by Group A to SMSC	The price prescribed or approved by state or local price control department (see general pricing principle (1) above) or with reference to market price (see general pricing principle (3) above)

III. Leasing of assets (‘‘Type III CCT’’)

1. Leasing of plant and office by Group A to SMSC	With reference to market price (see general pricing principle (3) or principle (4) above)

2. Mutual leasing of equipment	With reference to market price (see general pricing principle (3) above)

IV. Transfer of assets (‘‘Type IV CCT’’)

1. Mutual transfer of equipment	With reference to market price (see general pricing principle (3) above)

V. Provision of technical authorisation or licensing (‘‘Type V CCT’’)

1. Provision of technical authorisation or licensing by the Company to SMSC	With reference to market price (see general pricing principle (3) or principle (5) above)

Types of Framework Agreement CCT	Pricing policy

2. Sharing of research and development costs	The price determined by other reasonable means as agreed upon by both parties (see general pricing principle (5) above)

VI. Provision of guarantee for financing activities (‘‘Type VI CCT’’)

1. Provision of guarantee by Group A for SMSC’s financing activities	With reference to market price (see general pricing principle (3) above)

Payment

The consideration of the transactions contemplated  under  the  Framework  Agreement will be paid in accordance with the relevant implementation agreement to be entered into for each transaction and will be funded by the relevant parties’ internal resources. The Company will monitor closely as an ongoing process the relevant transactions to ensure  the annual caps for each type of the Framework Agreement CCT are not exceeded.

Other Terms

The terms of the Framework Agreement are subject to compliance with applicable laws and regulations including the requirements of any regulatory authorities (including but   not limited to the Stock Exchange and the New York Stock Exchange, Inc.).

THE ANNUAL CAPS AND BASIS OF DETERMINATION

Centralised Fund Management Agreement Historical Transaction Amounts

The historical transaction amounts between the Company, SMIC Beijing and SMSC for  the transactions contemplated under the Centralized Fund Management  Agreement  in 2017 are as follows:

Nature of Centralised Fund Management Agreement CCT	Transactions For the Year Ended 31 December 2017(1)(2) (US$ million)

Internal Deposit Services	53
Collection and Payment Services and Foreign Exchange Services	—
Internal Loan Services	0(3)
Provision of Letter of Credit Services	—
Other Financial Services	—

Notes:

(1)	Representing the amounts of all transactions between the Company, SMIC Beijing and SMSC for the year ended 31 December 2017.
(2)	Audited.
(3)	The transaction amount was RMB400.02.

Annual Caps

Nature of Centralised Fund
Management Agreement CCT	For the year ending 31 December
	2018	2019	2020
	(US$ million) (or other currencies in equivalent amount)	(US$ million) (or other currencies in equivalent amount)	(US$ million) (or other currencies in equivalent amount)

Internal Deposit Services (representing the maximum daily outstanding balance, including accrued interests placed by SMSC with SMIC Beijing)	2,000	2,000	2,000

Collection and Payment Services and Foreign Exchange Services (representing the maximum daily transaction amount for collection and payment services and foreign exchange services provided by SMIC Beijing to SMSC)	2,000	2,000	2,000
Internal Loan Services (representing the maximum balance of internal loans provided by SMSC Beijing to~SMSC per calendar year)	2,000	2,000	2,000

Provision of Letter of Credit Services (representing the maximum total amount of the letter(s) of credit issued on SMSC’s behalf per calendar year)	2,000	2,000	2,000
Other Financial Services (representing the maximum fees charged by SMIC Beijing for providing the Other Financial Services to SMSC per calendar year)	50	50	50

The aforementioned annual caps are determined based on factors such as the expected increase of total assets over the effective period of the Centralised Fund Management Agreement; the operating cash flow and the financial and practical needs in respect of future business expansion and the future development plan of each of SMSC and the Group.

FRAMEWORK  AGREEMENT

Historical  Transaction Amounts

The historical transaction amounts between Group A and SMSC for the transactions contemplated under the Framework Agreement in 2017 are as follows:

Nature of Framework Agreement CCT	Transactions For the Year Ended 31 December 2017(1)(2) (US$ million)
Type I CCT	—
Type II CCT	5.88
Type III CCT	—
Type IV CCT	—
Type V CCT	—
Type VI CCT	—

Notes:

(1)	Representing the amounts of all transactions between Group A and SMSC for the year ended 31 December 2017.
(2)	Audited.

Annual Caps

The annual caps for the Framework Agreement CCT between the parties are set  out  below:

	For the year ending 31 December
Nature of Framework Agreement CCT	2018 (US$ million)	2019 (US$ million)
Type I CCT	1	61
Type II CCT	11	31
Type III CCT	7	65
Type IV CCT	—	316
Type V CCT	100	300
Type VI CCT	500	500

With regards to Type VI CCT, the annual caps for each year ending 31 December 2018  and 2019 is US$500 million. Such annual caps are split into (i) US$495 million for the maximum amount of the financial liabilities of SMSC in  respect of which guarantee can  be provided by the Company or its subsidiaries (the ‘‘Balance Cap’’); and (ii) US$5 million for the fee payable by SMSC in consideration for such guarantee (the ‘‘Guarantee Fee Cap’’):

a)

the Balance Cap of US$495 million is primarily determined based on the historical amounts of guarantee provided by Company to SMSC and the financing needs of SMSC for the years ending 31 December 2018 and 2019.

b)

the Guarantee Fee Cap of US5 million for each year during the three years ending 31 December 2018 and 2019 is determined based on the Balance Cap of US$495 million and a guarantee fee charge rate up to  1.0%. Such charge rate was determined based  on the fee quotes provided by commercial banks who are independent third parties.

In arriving at the annual caps,  the  Company has  considered reasonable factors such  as the historical transaction amount, the expected occurrences  of the Framework Agreement CCT in light of current  market  conditions  of  the  semiconductor  industry and the technological capability of the Company as well as the Company’s historical revenues.

INTERNAL CONTROL MEASURES FOR THE CONTINUING CONNECTED TRANSACTIONS

The Continuing Connected Transactions will be settled in accordance with the relevant agreement for each transaction. The Company has in place a series of internal control measures to ensure that the terms of the Centralised Fund Management Agreement and the Framework Agreement are fair and reasonable and that the Continuing Connected Transactions will be conducted on normal commercial terms. As the Continuing Connected Transactions also constitute related party transactions for the Company, they will be subject to the related party transaction policy of the Group, which is further explained below.

1.

SMSC has established a related and connected party transaction review committee (the ‘‘Review Committee’’), which is set up under the board of directors of SMSC. The Review Committee shall report to the board of directors of SMSC and shall be accountable to the board of directors of SMSC. The Review Committee comprised of three members of which one of them was appointed by SMIC Holdings Corporation and Semiconductor Manufacturing International (Shanghai) Corporation (‘‘SMIC Shanghai’’) and the other two were appointed by each of Shanghai Integrated Circuit Industry Investment Fund Management Co., Ltd (‘‘Shanghai IC Fund’’)  and  China  IC Fund. Poll system is adopted for the voting of the Review Committee and resolutions of the committee should be passed by votes of more than half of the members of the committee. The Review Committee is responsible for reviewing and approving the framework agreement and pricing policy of related and connected transactions entered into by SMSC and the Group. The Review Committee shall monitor and review related and connected party transactions between SMSC and the Group;

2.

The Company’s compliance office will perform quarterly check on transactions entered under the Centralised Fund Management Agreement and the Framework Agreement to ensure compliance with pricing policies and annual caps are not exceeded;

3.

The Company’s external auditors will conduct an annual review of the transactions entered into under the Centralised Fund Management Agreement and the Framework Agreements to ensure the transaction amounts are within the annual caps and the transactions are in accordance with the terms set out in the Centralised Fund Management Agreement and the Framework Agreements; and

4.

Specific to the Framework Agreement CCT, Group A and SMSC each employs and maintains separate business, operation and accounting personnel of its own. There is clear segregation of approval authority and duty between the two entities. In general, for each type of the Framework Agreement CCT under the Framework Agreement, either the Company or SMSC would propose the transaction price after the review   and approval by the relevant department(s), such as the manufacturing department, business administration department, the finance and accounting department, depending on the type of the transaction. The counter party of the relevant department(s) will then, also review and approve the pricing of  the  transaction  before acceptance. As the Company and  SMSC  maintains separate business units  and separate personnel, the relevant department(s) that proposes  the  transaction  price and the relevant department(s) of the counter party that accepts such transaction price would be different persons and under different departmental management;

In accordance with the Listing Rules, the independent non-executive Directors and the auditors of the Company will also perform an annual review of the terms of  the  Continuing Connected Transactions to ensure that the pricing policy and the annual caps remain fair and reasonable and that appropriate internal control procedures are in place, and will confirm so each year in the annual report published by the Company.

Considering the general principles and the detailed pricing policies, the Directors (including the independent non-executive Directors) are of the view that the methods and procedures are sufficient to ensure that the Continuing Connected Transactions will be conducted on normal commercial terms or  better and not prejudicial to  the  interests of the Company and its minority Shareholders.

REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

The Company considers that the entry into of the Centralised Fund Management Agreement and the transactions contemplated thereunder will have the following benefits:

1.	Open up the domestic and foreign funding channels of the Group;
2.	Reduce the Group’s overall debt levels and increase efficient fund usage;
3.	Reduce the Group’s interest expense; and
4.	Obtain favorable exchange rate for the Group.

The Company considers that the entry into the Framework Agreement and the  transactions contemplated thereunder will bring the Company an effective  and  complete wafer production needs.

SMSC operates a 12-inch wafer fab with advanced process capability. As the market demand for advanced process continues to surge, the Company will allocate some of its advanced node manufacturing to SMSC to ensure future wafer production needs of the Company are met.

The business partnership between the Company and SMSC will help to eliminate some duplicated efforts in introducing and manufacturing advanced nodes for  IC design  houses, thereby reducing the time to market and some overhead expenses  for  both  parties. With the expansion of its capacity and continuous innovation, the Company believes that it will be able to enhance its position in the industry and benefit from the increase in its economies of scale.

The Directors (including the independent non-executive Directors) are of the view that it  is in the best interests of the Company and the Shareholders as a whole to enter into the Centralised Fund Management Agreement, the Framework Agreement and the  transactions contemplated thereunder, the terms of the Centralised Fund Management Agreement and the Framework Agreement including the proposed annual caps  are  fair and reasonable, and the entering into of the Centralised Fund Management Agreement,   the Framework Agreement and the transactions contemplated thereunder are on normal commercial terms or better, in the ordinary and usual  course of  business of  the  Group and in the interests of the Company and the Shareholders as a whole.

No Director is considered to have a material interest in the Centralised  Fund Management Agreement or the Framework Agreement which would have required the Director to abstain from voting at the board meeting authorising the Centralised Fund Management Agreement and the Framework Agreement.

IMPLICATIONS UNDER THE LISTING RULES

The Centralised Fund Management Agreement and the Framework Agreement were entered into by the parties at a time when SMSC was not a connected person. Due to the completion of the Contribution by China IC Fund (which indirectly holds approximately 14.82% equity interest in the Company and is therefore a connected person of the Company at the issuer level) in approximately 24.71% equity interest in SMSC as  disclosed in the Company’s announcement dated 30 January 2018, SMSC has therefore become a connected subsidiary of the Company as defined under Rule 14A.16 of the Listing Rules, and is thus a connected person of the Company. The Centralised Fund Management Agreement, the Framework Agreement and the transactions contemplated thereunder constitute continuing transactions which have subsequently become  continuing connected transactions upon the  completion  of  the  Contribution  by  China IC Fund.

This announcement is made pursuant to Rule 14A.60 of the Listing Rules, which requires the Company to comply with the annual review and disclosure requirements and re- comply with all applicable connected transaction requirements upon renewal or variation of the Centralised Fund Management Agreement or the Framework Agreement (as the  case maybe).

INFORMATION ABOUT THE PARTIES

Information on the Company and SMIC Beijing

The Company is one of the leading foundries in the world, is Mainland China’s largest foundry in scale, broadest in technology coverage, and most comprehensive in semiconductor manufacturing services. SMIC provides integrated circuit  (IC)  foundry and technology services on process nodes from 0.35 micron to 28 nanometer. Headquartered in Shanghai, China, SMIC has an international  manufacturing  and  service base. In China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm fab in Shanghai; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; 200mm fabs in Tianjin and Shenzhen; and a majority-owned  joint-venture  300mm bumping facility in Jiangyin; additionally, in Italy SMIC has a majority-owned 200mm fab. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. SMIC Beijing is a wholly foreign-owned enterprise established in the PRC and a wholly-owned subsidiary of the Company.

Information on SMSC

SMSC is a Chinese foreign joint venture established by SMIC Holdings Corporation* (‘‘SMIC Holdings’’) and SMIC Shanghai. On 30 January 2018, SMIC Holdings, SMIC Shanghai, Shanghai IC Fund and China IC Fund entered  into  the joint  venture  agreement in relation to the establishment of SMSC, pursuant to which SMIC Holdings, SMIC Shanghai, China IC Fund and Shanghai IC Fund contributed the increase in the registered capital of SMSC of US$3.29 billion. Upon the completion of the Contribution by China IC Fund on 29 June 2018, SMSC becomes a Chinese foreign joint venture.  SMSC is developing and establishing a 300mm fab for advance nodes.

DEFINITIONS

In this announcement the following words have the following meanings  unless  the  context requires otherwise:

‘‘Board’’	the board of Directors;

‘‘Centralised Fund Management Agreement’’	the centralised fund management agreement dated 1 June 2017 entered into among the Company, SMIC Beijing and SMSC in relation to the Centralised Fund Management Agreement CCT; ‘‘

“Centralised Fund Management Agreement CCT’’	the continuing connected transactions contemplated under the Centralised Fund Management Agreement;

‘‘China IC Fund’’	國家集成電路產業投資基金股份有限公司 (China Integrated Circuit Industry Investment Fund Co., Ltd.*), a company established under the laws of the PRC;

‘‘Company’’

Semiconductor Manufacturing International  Corporation  (中芯國際集成電路製造有限公司*), a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the main board of the Stock Exchange and the American depositary shares of which are  listed  on the New York Stock Exchange, Inc.;

‘‘Continuing Connected Transactions’’	Framework Agreement CCT and Centralised Fund Management Agreement CCT;

‘‘Contribution’’	30% of its outstanding contributions in SMSC according to the terms of the Joint Venture Agreement;

‘‘Controlling Subsidiaries’’	companies where SMSC has an equity interest of above 50%;
‘‘Director(s)’’	the director(s) of the Company;

‘‘Framework Agreement’’	the framework agreement entered into between the Company and SMSC on 11 June 2018 in relation to the Framework Agreement CCT;

‘‘Framework Agreement CCT’’	the continuing connected transactions contemplated under the Framework Agreement;

‘‘Group’’	the Company and its subsidiaries;

‘‘Group A’’	the Company and/or its subsidiaries (other than SMSC and its subsidiaries);

‘‘Hong Kong’’	the Hong Kong Special Administrative Region of the PRC;

‘‘Joint Venture Agreement’’	the joint venture agreement dated 30 January 2018, the details of which can be found under the announcement of the Company dated 30 January 2018;

‘‘Listing Rules’’	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

‘‘PRC’’	the People’s Republic of China (for the purposes of this announcement excluding Hong Kong, Macau Special Administrative Region of the People’s Republic of China and Taiwan);
‘‘RMB’’	Renminbi, the lawful currency of the PRC;

‘‘Shareholder(s)’’	the holder(s) of the Share(s);

‘‘Shares’’	ordinary shares of par value US$0.004 each in the capital of the Company listed on the Stock Exchange;

‘‘SMIC Beijing’’	Semiconductor Manufacturing International (Beijing) Corporation* (中芯國際集成電路製造（北京）有限公司), a wholly foreign-owned enterprise established in the PRC and a wholly-owned subsidiary of the Company;

‘‘SMSC’’	中芯南方集成電路製造有限公司(Semiconductor Manufacturing South China Corporation*), a Chinese-foreign joint venture established under the laws of the PRC;

‘‘Stock Exchange’’	The Stock Exchange of Hong Kong Limited;

‘‘U.S.’’ or ‘‘United States’’	the United States of America;

‘‘US$’’	United States dollar, the lawful currency of the United States; and

‘‘%’’	per cent.

By order of the Board Semiconductor Manufacturing International Corporation Gao Yonggang Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, PRC, 13 July 2018

As at the date of this announcement, the directors of the Company are:

Executive Directors

ZHOU Zixue (Chairman)

ZHAO Haijun (Co-Chief Executive Officer)

LIANG Mong Song (Co-Chief Executive Officer)

GAO Yonggang (Chief Financial Officer and Joint Company Secretary)

Non-executive Directors

CHEN Shanzhi

ZHOU Jie

REN Kai

LU Jun

TONG Guohua

Independent Non-executive Directors

William Tudor BROWN

CHIANG Shang-Yi

CONG Jingsheng Jason

LAU Lawrence Juen-Yee

FAN Ren Da Anthony

* For identification purposes only